St. Jude Resources Ltd.
SEC Exemption - Rule 12g3-2(b)
File No. 82-4014

St.Jude
RESOURCES LTD.

www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)

#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

05005096

December 21, 2004

RECEIVED
2005 JAN 11 A 10: 28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

To update the records of the above, enclosed please find a copy of our News Release #161 which was disseminated on today's date.

Should you have any questions or require anything further in this regard, please feel free to contact our office at any time.

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for: MICHAEL A. TERRELL,
President

/mjh
enclosures

PROCESSED
JAN 12 2005
THOMSON FINANCIAL

dw 1/12

St.Jude RESOURCES LTD.

NEWS RELEASE

St Jude Extends Father Brown Zone at Depth

Vancouver, December 21, 2004 - St. Jude Resources Ltd. (SJD-TSX.V) is pleased to report that new drilling, at the Father Brown deposit has extended the mineralization down dip to approximately 150 meters. The company is encouraged by the results which include intersections of **4 meters of 27.39 g/t, 4 meters of 9.75 g/t and 7.65 meters of 4.40 g/t.** These results confirm that the high grade gold mineralization at Father Brown continues at depth. Previous drill highlights include **14 meters of 37.57g/t, 11 meters of 6.71 g/t, and 4 meters of 41.82 g/t**. A table of new results is set out below:

Hole #	Dip Degree	Azimuth	Coordinates		From - To	Interval	Grade
			North (m)	East (m)	(m)	Width (m)	g/t Au
FBZ-94	-80	90	3325	2777	107-111	4	27.39
FBZ-95	-45	90	3225	2750	133.6 - 135	1.4	7.11
FBZ-96	-70	90	3225	2749	126 – 127	1	10.28
					137 - 141	4	9.75
FBZ-97	-90	90	3225	2749	159 - 163	4	4.24
FBZ-98	-90	90	3375	2738	138.6– 146.25	7.65	4.40

The Father Brown deposit is located between the Adoikrom and Dabokrom deposits at the south end of the Hwini Butre project in Ghana (see attached map). Like most deposits in the region, including the 45 million ounce Obuasi Mine to the north, the resources are contained within a series of smaller pods developed as open pits. Prior to this new drilling St. Jude had calculated a total measured and indicated resource within eight pods at Hwini Butre and Benso of 1,316,000 ounces with an additional 25,000 ounces in the inferred category. Based on previous drilling the company is optimistic that this new mineralization will increase the resource at Hwini Butre.

St. Jude's exploration team will continue to aggressively explore for new ounces. Early in the new year the company will continue drill programs on its advanced projects in Ghana, Burkina Faso and Niger. These drill programs include further resource definition at existing deposits and exploration drilling on several prospective targets. St. Jude's exploration program is under the direct supervision of George A. Flach, B.Sc., P.Geo., who is the qualified person responsible for the design and management of the drill program.

In the new year the company will also be considering the appointment of a financial advisor to evaluate and pursue strategic relationships.

Third Quarter Results

At the end of the company's third financial quarter, the company had no debt and working capital in excess of $11.1 million, which is sufficient to meet the company's financial needs and planned exploration and development expenditures. Exploration costs on the company's resource properties for the quarter amounted to $1,300,938. Administrative expenses and overhead totalled $1,563,914, which includes a non cash compensation expense in the amount of $1,355,324.

St. Jude is a leading West African explorer focused on the discovery and development of gold deposits amenable to low cost mining techniques. The company's West African projects now cover over 2,900 sq. km. (716,605 acres) of one of the richest and most productive gold belts. With an experienced exploration team, financial resources, new discoveries and several advanced exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
St. Jude Resources Ltd.
Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

Tel: +1 - 604 - 940 - 6565
Toll Free - 866 - 281 - 2193
Fax: +1 - 604 - 940 - 6566


St. Jude Resources Ltd.
Benso & Hwini-Butre Concessions
Ghana
Total Gold Resources in Ghana
Measured & Indicated :
1,316,000 oz Gold
Inferred : 25,000 oz Gold
Chichiwelli
6.1 gpt Au / 3.6m
13.11 gpt Au / 5m
BENSO CONCESSION
42.8 sq km
Kobra (Newmont)
Subriso Deposits
Subriso West-Central-East, G, I
Measured & Indicated = 487,000 oz Gold
Plus Inferred: 11,000 oz
Abada Deposit
Indicated = 22,000 oz Gold
Apatunso
DRILLING HIGHLIGHTS
1.56 gpt Au / 18m
1.15 gpt Au / 5m
TRENCHING HIGHLIGHTS
2.5 gpt Au / 30m
4.00 gpt Au / 16m
CHIP SAMPLING
32.18 gpt Au
70.24 gpt Au
HWINI-BUTRE CONCESSION
41.5 sq km
Breminsu
TRENCHING HIGHLIGHTS
2.90 gpt Au/17m
CHIP SAMPLING
688 gpt Au
277 gpt Au
Golden Star
Adom Mining (Newmont)
Newmont
Pacific Mining (Newmont)
Seikrom
DRILL HIGHLIGHTS
4.74 gpt Au / 12m
5.92 gpt Au / 11m
TRENCHING HIGHLIGHTS
6.76 gpt Au / 115m
4.57 gpt Au / 66m
KT Investments
Mpohor
Dabokrom
Southern Deposits
Adiokrom, Father Brown, Dabokrom
Measured & Indicated = 807,000 oz Gold
Plus Inferred: 14,000 oz
LEGEND

www.stjudegold.com

ST. JUDE RESOURCES LTD. (Symbol: SJD - TSX.Venture)
#200, 5405 - 48th Avenue, Delta, BC V4K 1W6 Canada • Phone: 604.940.6565 • Fax: 604.940.6566

December 30, 2004

Office of International Corporate Finance
Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C.
U.S.A. 20549

Dear Sirs:

RE: U.S. Secondary Trading: Exemption under Rule 12g3-2(b)
File Number: 82 - 4014

Following the implementation of the SEDI system (System for Electronic Disclosure by Insiders) in June 2003, we have generated and enclosed copies of the Summary Reports of the most recent insider transactions to update your records for the following insiders:

- Michael A. Terrell (period: December 15 - 30, 2004);
- Mary-Jane Hamula (period: September 22 - December 23, 2004).

We trust the enclosed is in order and remain,

Yours very truly,

ST. JUDE RESOURCES LTD.
PER:

for: MICHAEL A. TERRELL,
President

/mjh
enclosure

Insider transaction detail - View details for insider

2004-12-30 16:02 ET

Transactions sorted by : Insider
Insider family name : TERRELL (Starts with)
Given name : Michael A. (Starts with)
Transaction date range : December 15, 2004 - December 30, 2004

Insider name: TERRELL, Michael A.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: St. Jude Resources Ltd.													
Insider's Relationship to Issuer: 4 - Director of Issuer													
Security designation: Common Shares Class "A"													
379291	2004-12-20	2004-12-22	Indirect Ownership : Bluestar Management Inc.	10 - Acquisition or disposition in the public market	+2,500	1.5500	828,290						

Insider transaction detail - View details for insider

2004-12-30 16:48 ET

Transactions sorted by : **Insider**
Insider family name : **HAMULA (Starts with)**
Given name : **Mary-Jane (Starts with)**
Transaction date range : **September 22, 2004 - December 23, 2004**

Insider name: Hamula, Mary-Jane

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: St. Jude Resources Ltd.													
Insider's Relationship to Issuer: 5 - Senior Officer of Issuer													
Security designation: Common Shares Class "A"													
380559	2004-12-22	2004-12-23	Indirect Ownership : RSP	10 - Acquisition or disposition in the public market	+1,500	1.6500	22,435						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
380569	2004-12-22	2004-12-23	Indirect Ownership : RSP	10 - Acquisition or disposition in the public market	+2,500	1.6200	24,935						
380705	2004-12-23	2004-12-23	Indirect Ownership : RSP	10 - Acquisition or disposition in the public market	+1,000	1.6500	25,935						